UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 001-34696

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING SAVINGS BANK

EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sterling Financial Corporation

111 North Wall Street

Spokane, WA 99201

REQUIRED INFORMATION

Item 4.	Financial statements and schedules for the Sterling Savings Bank Employee Savings and Investment Plan and Trust prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are contained in this annual report on Form 11-K.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Financial Statements, Supplemental Schedules and Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative

    Committee of the Sterling Savings Bank

    Employee Savings and Investment Plan and Trust

Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at year end) and of reportable transactions as of and for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Spokane, Washington
June 28, 2010

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value
Common stock of Sterling Financial Corporation	$2,531,920	$13,192,551
Money market and other cash equivalents	4,421,231	4,598,642
Mutual funds	52,552,551	37,537,894
Participant loans	1,140,518	1,122,557

Total Assets	60,646,220	56,451,644

Liabilities	0	0

Net assets available for benefits	$60,646,220	$56,451,644

See accompanying summary of accounting policies and notes to financial statements.	F-2

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

2009
Investment income (loss):
Interest	$109,641
Dividends	1,306,766
Net depreciation in fair value of investments	(3,854,245)

(2,437,838)

Contributions:
Participants	9,229,131
Rollovers from qualified plans	384,802
Employer	2,803,460

Total investment loss and contributions	9,979,555

Deductions to net assets attributed to:
Distributions to participants	5,635,431
Administrative expenses	149,548

Total deductions from net assets	5,784,979

Increase in net assets available for benefits	4,194,576

Net assets available for benefits:
Beginning of year	56,451,644

End of year	$60,646,220

See accompanying summary of accounting policies and notes to financial statements.	F-3

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Summary of Accounting Policies

Basis of Accounting

The financial statements of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Sterling Financial Corporation common stock is valued at the quoted market price which represents the value of shares held by the Plan at year end. Mutual funds are valued using quoted market prices to represent the net asset value on the last trading day of the year.

Participant loans are stated at their outstanding balances, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options for participants to choose from in combinations of stocks, mutual funds and other investment securities including Sterling Financial Corporation common stock. These investment options are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. For risks and uncertainties regarding Sterling Financial Corporation, participants should refer to Sterling Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on March 16, 2010, and as updated from time to time by Sterling Financial Corporation’s periodic filings, including Sterling Financial Corporation’s Quarterly Report on Form 10-Q for the period ended March 31, 2010.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Summary of Accounting Policies

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued FAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - replacement of FAS 162” (the “Codification”). The Codification supersedes all existing accounting and reporting standards other than the rules of the Securities and Exchange Commission (the “SEC”). Updates to the Codification are being issued as Accounting Standards Updates, which will also provide background information about the guidance, and provide the basis for conclusions on changes in the Codification. The Codification became effective for the Plan during the Plan year ended December 31, 2009, and did not have a material impact on the Plan.

In May 2009, the FASB issued guidance on subsequent events that standardizes accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB amended its guidance on subsequent events. As a SEC filer, the Plan is required to evaluate subsequent events through the date its financial statements are issued. These rules became effective for the Plan during the Plan year ended December 31, 2009, and did not have a material impact on the Plan.

In August 2009, the FASB issued an update to the Codification that provided additional guidance on the measurement of liabilities at fair value. This guidance became effective for the Plan during the Plan year ended December 31, 2009, and did not have a material impact on the Plan.

In April 2009, the FASB issued additional guidance in determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Additional disclosures were added relating to valuation techniques and major security types. This guidance became effective for the Plan during the Plan year ended December 31, 2009, and did not have a material impact on the Plan.

In September 2009, the FASB issued additional guidance that allows entities a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value (NAV) per unit. The standard also provided guidance on classification of investments measured at NAV within the fair value hierarchy. The adoption of this guidance for the Plan year ended December 31, 2009, did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update, except the gross presentation of activity in the Level 3 rollforward, this standard is effective for the Plan year beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for the Plan year beginning after December 15, 2010. As this guidance is disclosure-related, it will not have a material impact on the Plan’s financial statements.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

1. Description of Plan

The following description of the Sterling Savings Bank (“Sterling” or the “Employer”) Employee Savings and Investment Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the Plan document itself for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees who have attained the age of 18 are eligible to enroll on the first day of employment. Unless an employee elects otherwise, an eligible employee will be automatically enrolled in the Plan after 60 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute from 1% to 75% of their compensation up to the statutory maximum through payroll deductions to the Plan. Employees who do not affirmatively specify their contribution election or their election to opt-out of the Plan will automatically contribute 3% of their compensation.

Participant contributions are entitled to a non-discretionary Employer matching contribution. The matching contribution formula provides that the Employer will contribute a match of 35% of the employee’s contribution not to exceed 10% of the participant’s eligible compensation. Additional amounts may be contributed at the option of Sterling as a discretionary profit sharing contribution. No discretionary profit sharing contributions were made in 2009 or 2008. All Employer contributions are initially invested in the common stock of Sterling Financial Corporation. For Employer contribution shares purchased before January 1, 2007, participants who completed at least three years of service were able to diversify out of Sterling Financial Corporation common stock as follows: 66% in 2008 and 100% in 2009. For Employer contribution shares purchased after January 1, 2007, participants who have completed at least three years of service may diversify 100% of their holdings out of Sterling Financial Corporation common stock at any time.

Investment Options

Participant contributions are invested in separate investment options as designated by the individual participants. Participants may elect to reallocate the amounts invested in each investment on any business day.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution (including any rollover contributions), an allocation of Sterling’s contribution and any Plan earnings, and is debited with any losses and expenses. Allocations of Sterling’s contribution and Plan earnings or losses and expenses are based on participant account balances, as defined in the Plan document. The participant’s benefit is the amount of any balance that has accumulated in his or her account.

Vesting

A participant is 100% vested in his or her voluntary contributions plus actual earnings thereon. Sterling’s contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

Forfeitures

Forfeitures resulting from the nonvested portions of participants’ accounts who terminate employment prior to being fully vested are generally used to reduce future matching contributions or to pay the administrative expenses of the Plan. At December 31, 2009 and 2008, forfeitures totaled $107,121 and $138,148, respectively. Forfeitures in the amount of $81,588 and $113,088 were used to pay administrative expenses of the Plan during the years ended December 31, 2009 and 2008, respectively. No forfeitures were used to offset Employer contributions during the years ended December 31, 2009 and 2008.

Payment of Benefits

Distributions are made upon termination, death, disability, retirement or qualifying hardships. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 will be distributed in various optional forms of distribution. The Plan allows for automatic rollover of participant balances between $1,000 and $5,000 to an IRA, in the event the participant does not elect otherwise. Any amounts less than $1,000 are automatically distributed in cash.

Participant Loans

A participant may borrow from his or her fund account up to a maximum of 50% of his or her vested account balance. However, only one participant loan can be outstanding at a time and participant loans can be no more than $50,000 minus the participant’s highest outstanding loan amount during the prior twelve months. The loans are secured by the vested balance in the participant’s account and bear interest at the Federal Reserve prime rate plus 1%, calculated at the end of each month and applied to all loans funded during the next month. In 2009, interest income credited was approximately $110,000, of which approximately $78,000 was related to interest income from participant loans. Principal and interest are paid ratably through regular payroll deductions over a period not to exceed five years, unless the loan is for the purchase of the participant’s primary residence. Participants pay a loan origination fee, as well as an annual loan maintenance fee.

Administrative Expenses

Each share of Sterling Financial Corporation common stock that is purchased by the Plan on the open market is subject to a fee of $0.029 per share, which is paid by the participants. Participants also pay various transaction related fees for member requested services. Either the Plan or Sterling pays the trustee fee charged by Fidelity Investments, the investment consulting fee charged by the Multnomah Group, as well as all other fees, expenses and commissions.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

2. Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008.

	2009	2008
Fidelity Freedom 2020 Fund	$7,257,249	$5,322,566
Fidelity Freedom 2015 Fund	6,659,895	5,119,174
Fidelity Freedom 2025 Fund	6,249,689	4,696,597
Fidelity Retire Money Market Fund	4,420,459	4,536,233
Fidelity Freedom 2030 Fund	4,158,225	2,841,841
Fidelity Freedom 2010 Fund	3,951,032	3,803,034
Dodge & Cox International Stock Fund	3,690,443	*
Fidelity Freedom 2035 Fund	3,433,222	*
Common Stock of Sterling Financial Corporation	*	13,192,551

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2009
Mutual funds	$10,483,068
Common stock of Sterling Financial Corporation	(14,337,313)

Total	$(3,854,245)

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

Investments in the Plan are participant-directed, except that the Employer’s matching contributions are initially invested in Sterling Financial Corporation common stock. As described in Note 1 - Contributions, a participant who has been an Employee for at least three years may begin to reinvest the matching contribution into other investment options. Participants at their discretion may also direct investments to Sterling Financial Corporation common stock at any time. Information about the net assets in Sterling Financial Corporation common stock as of December 31, 2009 and 2008, and the change from 2009 to 2008 in non-participant directed investment balances are as follows:

	2009	2008
Net assets in Sterling Financial Corporation common stock:
Non-participant directed	$323,545	$8,276,045
Participant directed	2,208,375	4,916,506

Total	$2,531,920	$13,192,551

Changes in non-participant directed net assets in Sterling Financial Corporation common stock for the year ended December 31, 2009 was as follows:

2009
Contributions	$2,803,460
Interest and dividends	43
Net depreciation	(10,708,104)
Benefits paid to participants	(10,320)
Administrative expenses	(522)
Transfers to participant-directed investments	(37,057)

Total	$(7,952,500)

3. Plan Termination

Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested and non-forfeitable. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in accordance with the terms of the Plan.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

4. Fair Value Measurements

The framework for defining and measuring fair value requires that one of three valuation methods be used to determine fair market value: the market approach, the income approach or the cost approach. To increase consistency and comparability in fair value measurements and related disclosures, the standard also creates a fair value hierarchy to prioritize the inputs to these valuation methods into the following three levels:

•

Level 1 inputs are a select class of observable inputs, based upon the quoted prices for identical instruments in active markets that are accessible as of the measurement date, and are to be used whenever available.

•

Level 2 inputs are other types of observable inputs, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; or other inputs that are observable or can be derived from or supported by observable market data. Level 2 inputs are to be used whenever Level 1 inputs are not available.

•

Level 3 inputs are significantly unobservable, reflecting the reporting entity’s own assumptions regarding what market participants would assume when pricing a financial instrument. Level 3 inputs are to only be used when Level 1 and Level 2 inputs are unavailable.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

Assets and Liabilities Measured at Fair Value on a Recurring Basis. The following presents Plan’s financial instruments that are measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
	(Dollars in thousands)
Balance, December 31, 2009:

Common stock	$2,531,920	$2,531,920	$0	$0

Money market	4,421,231	4,421,231	0	0

Mutual funds:
Blend funds	43,470,915	43,470,915	0	0
Growth funds	5,385,442	5,385,442	0	0
Value funds	2,221,431	2,221,431	0	0
Fixed Income funds	1,474,763	1,474,763	0	0

Total mutual funds	52,552,551	52,552,551	0	0

Participant loans	1,140,518	0	1,140,518	0

Total assets	$60,646,220	$59,505,702	$1,140,518	$0

Other liabilities	$0	$0	$0	$0

Balance, December 31, 2008:

Common stock	$13,192,551	$13,192,551	$0	$0

Money market	4,598,642	4,598,642	0	0

Mutual funds:
Blend funds	31,736,434	31,736,434	0	0
Growth funds	3,467,921	3,467,921	0	0
Value funds	1,596,595	1,596,595	0	0
Fixed Income funds	736,944	736,944	0	0

Total mutual funds	37,537,894	37,537,894	0	0

Participant loans	1,122,557	0	1,122,557	0

Total assets	$56,451,644	$55,329,087	$1,122,557	$0

Other liabilities	$0	$0	$0	$0

Mutual funds are valued using quoted market prices to represent the net asset value on the last trading day of the year. Money Market funds are a type of mutual fund that are valued using $1 for the Net Asset Value. Sterling Financial Corporation common stock is valued at its quoted market price. Participant loans are stated at their outstanding balances, which approximates fair value.

5. Income Tax Status

The Internal Revenue Service ruled on October 9, 2003 that the Prototype Non-Standardized Safe Harbor Profit Sharing Plan (the prototype plan of Fidelity Management & Research Co. upon which the Plan is based) qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and the related trust

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

6. Parties-In-Interest

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, which is the trustee of the Plan. No transaction fees or commissions were paid, or are payable by the Plan through the Trust relating to these funds in 2009.

Certain Plan investments are shares in Sterling Financial Corporation common stock, as detailed in Note 2. Sterling Financial Corporation is the parent company of Sterling Savings Bank and therefore these transactions also qualify as party-in-interest transactions.

7. Going Concern

The accompanying financial statements are presented assuming the Plan will continue as a going concern. Sterling Financial Corporation, the parent of the Plan sponsor, Sterling Savings Bank, currently faces a number of challenges including; current and prior year losses driven by credit quality issues, being categorized as undercapitalized, and meeting the regulatory requirements of the agreement it has entered into with its regulators. These uncertainties raised substantial doubts about Sterling Financial Corporation’s ability to continue as a going concern. However, the Plan would be expected to continue as a going concern, despite the uncertainty relating to Sterling Financial Corporation.

8. Subsequent Events

On January 20 and 22, 2010, two putative class action complaints were filed in the United States District Court for the Eastern District of Washington against Sterling Financial Corporation and certain of Sterling Financial Corporation’s current and former officers and directors. The complaints allege that defendants violated sections 404 and 405 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), by breaching their fiduciary duties to participants in the Plan. The complaints allege that defendants breached their fiduciary duties from July 23, 2008 to the date the complaints were filed by investing Plan assets in Sterling’s securities when defendants knew or should have known that the price of Sterling’s securities was inflated because Sterling had failed to disclose the extent of Sterling’s delinquent commercial real estate, construction and land loans, properly record losses for impaired loans, properly reserve for loan losses, and properly account for goodwill and deferred tax assets. The complaints seek damages of an unspecified amount and attorneys’ fees and costs. The court has consolidated the lawsuits into a single action and instructed the attorneys representing the plaintiffs to file an amended complaint. Failure by Sterling to obtain a favorable resolution of the claims set forth in the amended complaint, which are anticipated to be similar to those asserted in the original two complaints, could have a material adverse effect on Sterling’s business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated.

Effective April 21, 2010, the Plan was amended and restated as required every six years by the Internal Revenue Service. The amendment and restatement did not have any material changes and the Plan Administrator and the Plan’s tax counsel believe the changes had no impact on the tax status of the Plan.

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Schedule of Assets (Held at End of Year) (Schedule H, Line 4i)

December 31, 2009

EIN: 91-1166044 Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost	Current Value
	Money Market Accounts
*	Fidelity Retire Money Market	Money Market, 4,420,459 units	**	$4,420,459
*	Cash Equivalents	N/A	**	772

				4,421,231

	Common Stock
*	Sterling Financial Corporation	Common stock, 4,083,742 shares at $1 par value	$20,566,701	2,531,920

	Mutual Funds
*	Fidelity Freedom 2020	Mutual fund, 578,267 shares	**	7,257,249
*	Fidelity Freedom 2015	Mutual fund, 639,145 shares	**	6,659,895
*	Fidelity Freedom 2025	Mutual fund, 601,510 shares	**	6,249,689
*	Fidelity Freedom 2030	Mutual fund, 335,611 shares	**	4,158,225
*	Fidelity Freedom 2010	Mutual fund, 315,830 shares	**	3,951,032
	Dodge & Cox International Stock	Mutual fund, 115,869 shares	**	3,690,443
*	Fidelity Freedom 2035	Mutual fund, 334,622 shares	**	3,433,222
	American Fund Growth Fund	Mutual fund, 99,598 shares	**	2,700,107
*	Fidelity Freedom 2040	Mutual fund, 265,281 shares	**	1,899,411
*	Fidelity Freedom 2045	Mutual fund, 204,066 shares	**	1,728,437
*	Fidelity Total Bond	Mutual fund, 140,856 shares	**	1,474,763
	Baron Asset Fund	Mutual fund, 29,149 shares	**	1,346,997
	Vanguard Small Growth Index	Mutual fund, 79,521 shares	**	1,338,338
*	Fidelity Freedom 2005	Mutual fund, 131,791 shares	**	1,321,863
*	Fidelity Balanced	Mutual fund, 66,591 shares	**	1,089,433
	ABF Large Cap Val PA	Mutual fund, 56,715 shares	**	931,256
*	Spartan US Equity Index	Mutual fund, 23,259 shares	**	917,084
	Vanguard Selected Value	Mutual fund, 46,905 shares	**	748,142
*	Fidelity Freedom 2050	Mutual fund, 71,489 shares	**	596,936
	Vanguard Small Value Index	Mutual fund, 41,503 shares	**	542,033
*	Fidelity Freedom Income	Mutual fund, 37,232 shares	**	399,880
*	Fidelity Freedom 2000	Mutual fund, 10,407 shares	**	118,116

				52,552,551

*	Participant Loans	Interest ranging from 4.25% to 9.25%
		maturing through October 2024	**	1,140,518

	Total Investments			$60,646,220

*	Indicates party-in-interest to the Plan.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Schedule of Reportable Transactions (Schedule H, Line 4j)

December 31, 2009

EIN: 91-1166044 Plan Number: 001

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Series of Transactions:
* Sterling Financial Corporation	Common Stock	$2,800,072	$0	$0	$0	$2,800,072	$2,800,072	$0
* Sterling Financial Corporation	Common Stock	0	28,367	0	0	105,792	28,367	(77,425)

*	Indicates party-in-interest to the Plan.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Signatures

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and Investment Plan and Trust

Date: June 28, 2010	/s/ Robert G. Butterfield
Robert G. Butterfield
Senior Vice President, Principal Accounting Officer and Controller

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm